Exhibit 99.1

Park Ha Biological Technology Co., Ltd. announces strategic partnership with Star Plus Legend Group’s wholly-owned subsidiary to build an AI-powered skincare and health ecosystem and expand its healthcare reach.

Wuxi, China, June. 12, 2026 (GLOBE NEWSWIRE) -- Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (“Park Ha Biological” or the “Company”) announced that the Company has established a comprehensive strategic partnership with Star Plus Action (HK) Limited (“Star Plus Action”), a wholly-owned subsidiary of Star Plus Legend Holdings Limited (6683.HK), a company listed on The Stock Exchange of Hong Kong (“Star Plus Legend”). The two parties will integrate resources in the healthcare industry, skincare product development, celebrity IP management, and artificial intelligence technology to jointly advance the beauty and wellness sector, creating an innovative business model that combines AI technology, professional skincare services, and health maintenance. Their first collaborative smart product—the AI Nutritionist—has been launched as a pilot. Moving forward, both parties will accelerate the development and deployment of a full-chain intelligent service system, including AI-powered store managers and AI-driven professional skincare specialists, driving the digital transformation of the skincare and wellness industry.

With the parallel growth of China’s beauty economy and health-conscious consumption trends, consumer demand has shifted from standalone skincare products to integrated solutions combining skin care and health management. Leveraging years of research expertise and market penetration, Park Ha Biological specializes in scientific skincare and premium wellness care, having established a comprehensive product portfolio and customer service system that enjoys strong market credibility. To address industry challenges such as product homogeneity and insufficient service precision, Park Ha Biological has partnered strategically with Star Plus Action through complementary strengths, joint technological innovation, and shared service ecosystems, elevating the standards for next-generation skincare and wellness services while delivering intelligent, personalized solutions.

Star Plus Legend’s business model centers on IP creation and operation, leveraging IP to drive the synergistic development of AI-powered robotics and innovative health lifestyle consumer products. In IP development, the company has established strong partnerships with iconic figures like Jay Chou and Liu Genghong, creating phenomenal celebrity IPs such as “Zhou Classmate” and “Coach Liu.” In 2023, it collaborated with top Hollywood special effects teams to develop the digital avatar “Zhou Classmate” for Jay Chou, subsequently launching additional AI entities including the “Coach Liu” digital avatar, an AI nutritionist, and an AI live stream host, thereby establishing a comprehensive intelligent service ecosystem. In the health lifestyle sector, the company focuses on developing and selling health management products and skincare items, featuring brands such as Motong (promoting low-carbon diets), Yingyang Doctor (balancing nutrition), and Doctor Moji (specializing in recombination collagen).

This collaboration spans multiple domains—including product development, IP empowerment, AI agents, offline scenarios, user operations, digital innovation, and global expansion—to establish a comprehensive, long-term collaborative ecosystem.

Going forward, both parties will continue to roll out the full range of AI-powered service solutions: AI-powered store managers will enable intelligent management of online and offline touchpoints, customer traffic analysis, personalized recommendations, and automated after-sales support, thereby enhancing store operational efficiency; AI-powered skincare specialists will perform smart skin analysis, identify skin concerns, develop personalized skincare recommendations, and provide product pairing guidance, expanding the scope of beauty services and making standardized, high-quality personalized skincare services accessible to a broader audience. All AI functions are intended for general wellness and cosmetic purposes only and are not for medical diagnosis or treatment.

The CEO of Park Ha Biological stated that this strategic collaboration represents a pivotal upgrade for the brand, transitioning from a skincare-only focus to a comprehensive health and wellness ecosystem. Moving forward, the company will leverage its R&D strengths, along with the IP resources, industrial expertise, and AI capabilities of Star Plus Legend, to continuously enhance product offerings and intelligent service systems, thereby establishing a differentiated core competitive advantage in the industry.

The full implementation of this strategic collaboration is expected to help both parties break down traditional industry barriers, leverage technology to drive industrial innovation, and reshape the healthcare and skincare sector. It may also establish an intelligent, international recognized industry benchmark, and inject new momentum into the long-term, high-quality development of both parties.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare products sales and franchise alliances promotions under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin concerns and improving the confidence of women seeking skin treatment. As of April 30, 2025, the Company has three directly operated stores and 39 franchisees, of which 38 and one operate under the store name “Park Ha” and “Geni” respectively, in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly-operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects, “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Olivia Li

ir@parkha.cn

Park Ha Biological Technology Co., Ltd.